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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                           OUTBOARD MARINE CORPORATION
                            (NAME OF SUBJECT COMPANY)

                           OUTBOARD MARINE CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $0.15 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    690020102
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                 HARRY W. BOWMAN
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           OUTBOARD MARINE CORPORATION
                               100 SEA HORSE DRIVE
                            WAUKEGAN, ILLINOIS 60085
                                 (847) 689-6200
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                 With a copy to:

                            D. JEFFREY BADDELEY, ESQ.
                            VICE PRESIDENT, SECRETARY
                               AND GENERAL COUNSEL
                           OUTBOARD MARINE CORPORATION
                               100 SEA HORSE DRIVE
                            WAUKEGAN, ILLINOIS 60085
                                 (847) 689-6200

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

         The name of the subject company is Outboard Marine Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 100 Sea Horse Drive, Waukegan, Illinois 60085. The title of the class of equity security to which this Schedule 14D-9 relates is the common stock, par value $0.15 per share, of the Company.


ITEM 2.  TENDER OFFER OF THE BIDDER.

         This Schedule 14D-9 relates to a tender offer by Greenmarine Acquisition Corp., a Delaware corporation (the "Offeror") and a wholly-owned subsidiary of Greenmarine Holdings LLC, a Delaware limited liability company (the "Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated August 8, 1997, as amended by Amendment No. 1 thereto dated August 14, 1997 (the "Greenmarine Schedule 14D-1"), to purchase all outstanding shares of common stock, par value $0.15 per share (the "Shares"), of the Company, together with (unless and until the Offeror declares that the Rights Condition (as defined below) is satisfied) the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of April 24, 1996, as amended (the "Rights Agreement"), by and between the Company and First Chicago Trust Company of New York, as Rights Agent, at a price of $18.00 per Share (and associated Right), net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offeror's Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Unless the context otherwise requires, all references to Shares include the Rights and all references to the Rights include all benefits that may inure to holders of the Rights pursuant to the Rights Agreement.

         According to the Greenmarine Schedule 14D-1: The members of the Parent are Greenlake Holdings LLC, a Delaware limited liability company ("Greenlake"), Quasar Strategic Partners LDC, a Cayman Islands limited duration company ("QSP"), and Quantum Industrial Partners LDC, a Cayman Islands limited duration company ("QIP"); Each of Greenlake, QSP and QIP has approximately a 30.5%, 34.75% and 34.75% interest in the Parent, respectively; Greenlake is controlled by Mr. Alfred D. Kingsley and Mr. Gary K. Duberstein, each of whom are principals of Greenway Partners, L.P.; The principal business of Greenway Partners, L.P. is investing in securities; QSP is an indirect subsidiary of Quasar International Fund N.V., a Netherlands Antilles limited liability company ("Quasar"); QIP is the principal operating subsidiary of Quantum Industrial Holdings Ltd., a British Virgin Islands corporation ("QIH"); and Quasar and QIH are investment funds which have as their principal investment advisors Soros Fund Management LLC ("SFM LLC"), of which Mr. George Soros serves as Chairman.

         The Offeror, the Parent, QSP, QIP and Greenlake are sometimes collectively referred to herein as, the "Offering Group."

         All information contained in this Schedule 14D-9 or incorporated herein by reference concerning the Offeror, the Parent, the Offering Group or their affiliates, or actions or events with respect to any of them, was provided by the Offeror, the Parent or the Offering Group, and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such entities to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

         Based on information in the Offer, the principal executive offices of the Offeror and the Parent are located at 277 Park Avenue, 27th Floor, New York, New York 10172.


ITEM 3.  IDENTITY AND BACKGROUND.

         (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 hereof.

         (b) Except as set forth in this Item 3, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or actual or potential conflicts of



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interest, between the Company or any of its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) the Parent, the Offeror, the Offering Group or their partners, members, executive officers, directors or affiliates.

         SEVERANCE AGREEMENTS. The Company has entered into an Amended and Restated Severance Agreement dated as of March 31, 1997, with Harry W. Bowman, the Company's Chairman of the Board, President and Chief Executive Officer (the "Bowman Severance Agreement"). A copy of the Bowman Severance Agreement is filed as Exhibit 99.1 to this Schedule 14D-9 and is incorporated herein by reference. The following summary of the Bowman Severance Agreement does not purport to be complete and is qualified in its entirety by reference to the Bowman Severance Agreement. Capitalized terms used but not otherwise defined herein are used herein as defined in the Bowman Severance Agreement.

         The Bowman Severance Agreement will become operative only upon a Change in Control of the Company. A "Change in Control" is defined in the Bowman Severance Agreement as having occurred when: (a) any individual, entity or group (within the meaning of the Securities Exchange Act of 1934 (the "Exchange Act")) (a "Person") acquires beneficial ownership of securities representing 15% or more of the combined voting power of the voting stock of the Company; (b) individuals who, as of the date of the Bowman Severance Agreement, constitute the "incumbent" members of the Board of Directors of the Company (the "Company's Board of Directors") cease for any reason to constitute at least a majority of the Company's Board of Directors, provided that an individual whose election (or nomination for election by the Company's shareholders) was approved by at least two-thirds of the incumbent members of the Company's Board of Directors shall be deemed to be an incumbent member of the Company's Board of Directors; (c) consummation of a reorganization, merger or consolidation or a sale or disposition of all or substantially all of the assets of the Company shall occur (each, a "Business Combination"), unless immediately following such Business Combination, (i) all or substantially all of the individuals and entities who were the beneficial owners of voting stock of the Company immediately prior to such Business Combination beneficially own, directly or indirectly, more than 80% of the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the Company or, if applicable, other entity resulting from such Business Combination in substantially the same proportions relative to each other as their ownership of the voting stock of the Company immediately prior to such Business Combination, (ii) no Person (other than the Company or, if applicable, other entity resulting from such Business Combination, or any employee benefit plan sponsored or maintained by the Company, any subsidiary of the Company or, if applicable, other entity resulting from such Business Combination) beneficially owns, directly or indirectly, 15% or more of the then outstanding shares of common stock of the entity resulting from such Business Combination or the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of such entity, and (iii) at least a majority of the members of the Board of Directors of the entity resulting from such Business Combination were incumbent members of the Company's Board of Directors at the time of the execution of the initial agreement or of the action of the Company's Board of Directors providing for such Business Combination; or (d) approval by the shareholders of the Company of a complete liquidation or dissolution of the Company shall occur, except pursuant to a Business Combination that complies with subclauses (i), (ii) and
(iii) of clause (c) above.

         Under the Bowman Severance Agreement, Mr. Bowman will remain employed by the Company during the Severance Period, which is defined in the Bowman Severance Agreement as the period of time commencing on the date of the first occurrence of a Change in Control and continuing until the earliest of (a) the third anniversary of the occurrence of the Change in Control, (b) the death of Mr. Bowman or (c) Mr. Bowman's attainment of age 65; provided, however, that commencing on each anniversary of the Change in Control, the Severance Period will automatically be extended for an additional year unless, not later than 90 calendar days prior to such anniversary date, either the Company or Mr. Bowman shall give written notice to the other that the Severance Period is not to be so extended. Mr. Bowman will be entitled to severance pay if (a) he is terminated by the Company during the Severance Period for any reason other than (i) in the event of his death, (ii) in the event of his permanent disability and receipt of disability benefits or (iii) "cause" (as defined in the Bowman Employment Agreement), or (b) Mr. Bowman terminates his own employment for, among other reasons, (i) failure of the surviving corporation of a Business Combination to maintain Mr. Bowman in the same or a similar office or position or removal of Mr. Bowman as a director of any such surviving corporation, (ii) a material



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reduction in duties, responsibilities, compensation or benefits (iii) a determination by Mr. Bowman that a change in circumstances has occurred which has rendered him substantially unable to carry out, has substantially hindered his performance of, or has caused him to suffer a substantial reduction in, any of the authorities, powers, functions, responsibilities or duties attached to his position prior to the Change in Control, (iv) the occurrence of a Business Combination, unless the successor or successors to which all or substantially all its business or assets have been transferred shall have assumed all duties and obligations of the Company under the Bowman Severance Agreement, (v) a relocation of his principal work location more than 35 miles from the location thereof immediately prior to the Change in Control, (vi) any material breach of the Bowman Severance Agreement, or (vii) any reason or without reason during the one-year period commencing upon a Change in Control.

         If Mr. Bowman is terminated or resigns with the right to receive severance pay under the Bowman Severance Agreement, that severance pay will include (i) a lump-sum payment of approximately $3.4 million, which includes an amount equal to 300% of his base salary, as in effect immediately prior to a change in control, plus Incentive Pay (determined in accordance with the standards set forth in Section 1(h) of the Bowman Severance Agreement) and (ii) health and welfare benefits for a period of one year. The Bowman Severance Agreement stipulates that payments and benefits available to Mr. Bowman will be increased by an amount (the "Gross-up Payment") such that, after the payment of all income and excise taxes, Mr. Bowman will be in the same after-tax position that he would have been in had no excise tax under Section 4999 of the Internal Revenue Code been imposed; provided, however, that no Gross-up Payment shall be made with respect to any excise tax attributable to any incentive stock option granted prior to the execution of the Bowman Severance Agreement or any stock appreciation or similar right granted in tandem with any such incentive stock option.

         The Bowman Severance Agreement also contains a non-compete provision that prohibits Mr. Bowman from certain participation in the business of any company engaged in a Competitive Activity (as defined in the Bowman Severance Agreement) without the prior written consent of the Company, which shall not be unreasonably withheld, for a period ending one year following his termination with the right to receive severance pay.

         The Company has entered into Amended and Restated Severance Agreements (the "Elected Officer and Key Employee Severance Agreements") with seven of its elected corporate officers ("Elected Officers") and fifteen of its appointed corporate officers and key employees ("Key Employees"). A form of the Elected Officer and Key Employee Severance Agreements is filed as Exhibit 99.2, to this
Schedule 14D-9 and incorporated herein by reference. The following summary of the Elected Officer and Key Employee Severance Agreements does not purport to be complete and is qualified in its entirety by reference to the Elected Officer and Key Employee Severance Agreements.

         The Elected Officer and Key Employee Severance Agreements will become operative only upon a Change in Control. The definition of Change in Control in the Elected Officer and Key Employee Severance Agreements is substantially the same as that in the Bowman Severance Agreement. Under the Elected Officer and Key Employee Severance Agreements, Elected Officers and Key Employees will remain employed by the Company during the Severance Period. The definition of Severance Period in the Elected Officer and Key Employee Severance Agreements is substantially the same as that in the Bowman Severance Agreement. The Elected Officers and the Key Employees will be entitled to severance pay if terminated by the Company during the Severance Period for any reason other than (i) in the event of death, (ii) in the event of permanent disability and receipt of disability benefits or (iii) "cause" (as defined in the Elected Officer and Key Employee Severance Agreements), or if the Elected Officer or Key Employee terminates employment for, among other reasons, (i) failure of the surviving corporation of a Business Combination to maintain such Elected Officer or Key Employee in the same or a similar office or position or removal of such Elected Officer or Key Employee as a director of any such surviving corporation if such Elected Officer or Key Employee shall have been a director prior to the Change in Control, (ii) a material reduction in duties, responsibilities, compensation or benefits, (iii) a determination by such Elected Officer or Key Employee that a change in circumstances has occurred which has rendered such Elected Officer or Key Employee substantially unable to carry out, has substantially hindered such Elected Officer's or Key Employee's performance of, or has caused such Elected Officer or Key Employee to suffer a substantial reduction in, any of the authorities, powers, functions, responsibilities or duties attached to



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the position held by such Elected Officer or Key Employee prior to the Change in
Control, (iv) the occurrence of a Business Combination unless the successor or successors to which all or substantially all its business or assets have been transferred assumed all duties and obligations of the Company under such Elected Officer's or Key Employee's Elected Officer and Key Employee Severance
Agreement, (v) a relocation of such Elected Officer's or Key Employee's principal work location more than 35 miles from the location thereof immediately prior to the Change in Control, or (vi) any material breach of such Elected Officer's or Key Employee's Elected Officer and Key Employee Severance
Agreement.

         If an Elected Officer or Key Employee is terminated or resigns with the right to receive severance pay under the Elected Officer and Key Employee Severance Agreements, that severance pay will include (i) a lump-sum payment equal to 200%, in the case of an Elected Officer, or 100%, in the case of a Key Employee, of his or her annual base salary, as in effect immediately prior to a Change in Control, plus Incentive Pay (determined in accordance with the standards set forth in Section 1(h) of the Elected Officer and Key Employee Severance Agreements) and (ii) health and welfare benefits for a period of one year. To the extent that any amount or benefit to be paid or provided under the Elected Officer and Key Employee Severance Agreements would be an "Excess Parachute Payment" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended, the Elected Officer and Key Employee Severance Agreements impose a reduction on any amount or benefit to be paid to the minimum amount necessary to ensure that no portion of any such payment or benefit, as so reduced, constitutes an Excess Parachute Payment.

         The Elected Officer and Key Employee Severance Agreements also contain a non-compete provision that prohibits an Elected Officer or Key Employee from certain participation in the business of any company engaged in a Competitive Activity (as defined in the Elected Officer and Key Employee Severance Agreements) without the prior written consent of the Company, which shall not be unreasonably withheld, for a period ending one year following the Elected Officer's or Key Employee's termination with the right to receive severance pay.

         The Company has also entered into severance agreements with four managers of the Company ("Managers"). A form of these agreements, as amended (the "Manager Severance Agreements"), is filed as Exhibit 99.3 to this Schedule 14D-9 and incorporated herein by reference. The following summary of the Manager Severance Agreements does not purport to be complete and is qualified in its entirety by reference to the Manager Severance Agreements.

         Each of the Manager Severance Agreements has a one-year term that is automatically extended from year to year. The Manager Severance Agreements, which apply only upon a Change in Control of the Company, provide that if a Manager elects to resign his employment for certain specified reasons or is terminated by the Company other than for "cause" (as defined in the Manager Severance Agreements), the Company will pay the Manager an amount in cash, equal to (i) a fraction, the numerator of which is equal to the lesser of twelve and the number of full and partial months existing between the date the Manager terminates his employment and his 65th birthday and the denominator of which is twelve, multiplied by (ii) the Manager's then current base salary plus the highest amount of incentive compensation received by the Manager in the five years preceding the Change in Control. In addition, the Company will pay the Manager, in cash, amounts accelerated, earned, allocated or deferred under the Company's pension, retirement, compensation or annual and long-term incentive plans.

         For purposes of the Manager Severance Agreements, a Change in Control of the Company shall generally be deemed to have occurred if (i) any person, other than the Company or fiduciaries holding securities under an employee benefit plan of the Company, is or becomes the beneficial owner of securities of the Company representing 15% or more of the combined voting power of the Company's then outstanding securities, (ii) during any period of two consecutive years, individuals who constitute the Company's Board of Directors at the beginning of such period, as well as new directors (other than certain directors designated by a person who has entered into certain change-in-control transactions) whose election by the Company's Board of Directors or nomination for election by the Company's shareholders is approved by a vote of at least two-thirds of the directors then still in office, cease for any reason to constitute a majority of the Company's Board of Directors, (iii) the shareholders of the Company approve a merger or consolidation of the Company with any other company, other than certain transactions in which the voting securities of the Company continue to represent at



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least 80% of the combined voting power of the Company or other surviving entity of such transaction or certain recapitalizations in which no person acquires more than 15% of the combined voting power of the Company's then outstanding securities, (iv) the shareholders of the Company approve a plan of complete liquidation of the Company, or (v) the Company enters into an agreement for the disposition of all or substantially all the Company's assets or the Company otherwise disposes of such assets.

         Upon a "Change in Control" of the Company: (i) all outstanding options to purchase Shares granted to executive officers under the Company's Executive Equity Incentive Plan (the "EEIP") or the Company's 1994 Long-Term Incentive Plan (the "LTIP") will immediately become fully vested and exercisable; (ii) all outstanding performance share awards granted to executive officers under the LTIP will immediately become payable in Shares in an amount equal to the number of Shares covered thereby multiplied by a fraction, the numerator of which is the number of days that shall have then elapsed in the applicable three-year performance cycle and the denominator of which is 1,095; and (iii) all outstanding phantom restricted stock awards granted to executive officers under the LTIP will become fully vested and immediately payable in Shares. In addition, options granted to executive officers under the EEIP or the LTIP include limited stock appreciation rights that, upon a Change in Control, are automatically exercised for cash in an amount equal to (1) the excess, if any, of (a) the greater of (i) the highest closing price of the Shares on the New York Stock Exchange during the 180-day period preceding the date of the Change in Control or (ii) the highest price per Share paid in the Change in Control over (b) the option exercise price per Share, multiplied by (2) the number of Shares for which the option shall not have theretofore been exercised. For the purposes of the EEIP and the LTIP, a Change in Control is deemed to occur if:
(a) any "person" (as defined in Section 13(d) and 14(d) of the Securities Exchange Act of 1934 (the "Exchange Act")), other than the Company, any trustee or other fiduciary holding securities under any employee benefit plan of the Company or a company owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly of securities of the Company representing 15% or more of the combined voting power of the Company's then outstanding securities; (b) during the period of two consecutive years (not including any period prior to the shareholders approval of the Plan) there shall cease to be a majority of the Board comprised as follows: individuals who at the beginning of such period constitute the Board and any new director(s) (other than a director designated by a "person" who has entered into an agreement with the Company to effect a transaction described in Sections (a),
(c) or (d) of this definition), whose election by the Board or nomination for election by the Company's shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved; (c) the shareholders of the Company approve a merger or consolidation of the Company with any other corporation, other than (i) a merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent
(either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 80% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation or (ii) a merger or consolidation effected to implement a recapitalization of the Company (or a similar transaction in which no "person" acquires 15% or more of the combined voting power of the Company's then outstanding securities); or (d) the shareholders of the Company approve a plan of complete liquidation of the Company or the Company enters into an agreement for the sale or other disposition of all or substantially all of the Company's assets or the Company otherwise disposes of such assets. Copies of the EEIP and the LTIP are filed as Exhibit 99.4 and Exhibit 99.5, respectively, to this Schedule 14D-9 and are incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         BACKGROUND. Early in fiscal year 1997, the Company embarked on a program to substantially decrease dealer inventories. While the Company anticipated that this program would result in a marked decrease in sales for the first six months of fiscal year 1997 as compared to a similar period in fiscal year 1996, the Company also experienced an unexpected inability to adjust manufacturing costs commensurate with these sales declines. As a result, by February 1997, the Company's projected operating earnings for the first five months of fiscal 1997 were significantly lower than the comparable prior year period. In an effort to address these circumstances and the possibility that continued financial deterioration could negatively impact the Company's ability to comply with certain financial covenants under the Company's bank revolving credit agreement, the Company requested the assistance of Salomon Brothers Inc ("Salomon Brothers") in analyzing certain of the issues facing the Company.

         On March 10, 1997, following a management presentation regarding the Company's current financial position (including a summary of the Company's results for the first two months of the second fiscal quarter), the prospects for the Company's operations and business (including potential difficulties in achieving the objectives of the Company's business plan), the status of matters relating to the Company's bank revolving credit agreement and possible strategic alternatives designed to address certain of these issues and a discussion by Salomon Brothers of the various strengths and weaknesses of the Company, the deterioration of the Company's recent operating performance, the Company's lack of success in implementing previously adopted restructuring plans, management's acknowledgment that achievement of the objectives set forth in the Company's current business plan would be difficult and the significant adverse impact that these factors have had on the Company's enterprise value, the Company's Board of Directors directed management to explore, with the assistance of outside professionals, further alternative strategic proposals to maximize the value of the Company for the shareholders. The Company's Board of Directors also instructed management to retain Salomon Brothers to render financial advisory and investment banking services to the Company in connection with its pursuit of strategic alternatives for the future of the Company and, in connection with the evaluation of various alternatives, authorized Salomon Brothers to contact a limited number of strategic and financial parties with regard to evaluating alternatives involving a sale of the Company or a possible equity investment in the Company.

         On April 2, 1997, following a management presentation of the Company's recent results and financial condition (including management's expectation relative to the Company's ability to comply with, or negotiate a waiver or amendment of, certain financial covenants under the Company's bank revolving credit agreement) and a presentation by Salomon Brothers of the results of its review of the strategic alternatives available to the Company and an analysis of the likelihood of success of each alternative (including Salomon Brothers' conclusion that, based on that analysis, a transaction resulting in a change in control of the Company would be the most likely alternative to maximize shareholder value and resolve the risks and uncertainties facing the Company), the Company's Board of Directors instructed Salomon Brothers to solicit indications of interest from potential parties that might be interested in acquiring the Company or in making a significant equity investment in the Company.

         In response to this instruction, Salomon Brothers contacted over 50 parties, including Penske Corporation, an affiliate of Detroit Diesel Corporation ("DDC"), to determine whether they were interested in investing in or acquiring the Company. By April 24, 1997, the Company had signed confidentiality agreements with 30 entities, including Penske Corporation, that had responded to the solicitations of Salomon Brothers. Each of these parties received information about the Company and many of these parties indicated an interest in conducting further due diligence.



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         On May 15, 1997, Salomon Brothers informed the Company of the terms of nine strategic proposals received through that date. After review of these various proposals, in consultation with management and members of the Company's Board of Directors, Salomon Brothers was instructed to further explore the proposals presented by five of the parties that had proposed strategic transactions. During the following four weeks, the interested parties conducted extensive due diligence reviews of the Company, and on June 10, 1997, Salomon Brothers, on behalf of the Company, sent invitations to submit a written offer for the acquisition of the Company to four interested parties. The invitation set June 25, 1997, as the deadline for submitting proposals.

         As a result of this process, on June 25, 1997, DDC submitted an offer to Salomon Brothers, which provided that an affiliate of DDC would acquire by tender offer approximately 67% of the issued and outstanding Shares for $16.00 per Share in cash, followed by a merger in which the shareholders would receive a combination of shares of common stock, par value $0.01 per share, of DDC ("DDC Common Shares") and cash. In consultation with management and the Company's legal counsel and at the direction of the Company's Board of Directors, Salomon Brothers thereafter negotiated and clarified with DDC the terms of DDC's proposal. Those negotiations culminated in the execution of an Agreement and Plan of Merger dated as of July 8, 1997 (the "DDC Merger Agreement"), among the Company, DDC and OMC Acquisition Corp., a wholly-owned subsidiary of DDC ("OMC Acquisition Corp."), which provided that the OMC Acquisition Corp. would acquire by tender offer (the "DDC Offer") 13,842,619 shares for $16.00 per share in cash, followed by a merger (the "DDC Merger") in which the shareholders of the Company would receive a combination of DDC Common Shares and cash.

         On July 15, 1997, pursuant to the DDC Merger Agreement, OMC Acquisition Corp. filed a Schedule 14D-1 relating to the DDC Offer and commenced the DDC Offer. The DDC Offer provided that, unless extended, it would expire at midnight, Eastern Daylight Savings Time, on August 11, 1997.

        Previously, the Greenway Entities had filed with the Securities and Exchange Commission (the "Commission") a Schedule 13D dated August 21, 1996 (the "Greenway Schedule 13D"), disclosing, among other things, the Greenway Entities' beneficial ownership of 1,710,000 Shares (representing approximately 8.5% of the Shares outstanding at such time). In addition, on October 1, 1996, the Greenway Entities filed with the Commission Amendment No. 1 to the Greenway
Schedule 13D disclosing, among other things, the Greenway Entities' beneficial ownership of 2,000,000 Shares (representing approximately 9.9% of the Shares outstanding at such time).

         On August 1, 1997, the Greenway Entities filed with the Commission Amendment No. 2 to the Greenway Schedule 13D disclosing, among other things, that: "The [Greenway Entities] are actively exploring the possibility of making an offer to the Company and/or its stockholders that would represent a superior transaction for the shareholders of the Company as compared with the transaction set forth in the Agreement and Plan of Merger, dated as of July 8, 1997, among Detroit Diesel Corporation, OMC Acquisition Corp. and the
Company. There can be no assurance that the [Greenway Entities] will determine to proceed with a competing offer."

         On August 8, 1997, the Offering Group filed with the Commission the Greenmarine Schedule 14D-1 commencing the Offer.

         On August 8, 1997, the Offeror commenced the Offer and sent a letter to the Company's Board of Directors, advising that the Offer had commenced, requesting that the Company's Board of Directors recommend the Offer to the Company's shareholders and withdraw its prior recommendation of the DDC Offer and the DDC Merger.

         On August 8, 1997, the Offeror also commenced litigation in the Court of Chancery for the State of Delaware seeking, among other things, an order compelling the Company's Board of Directors to redeem the Rights or to amend the Rights Agreement to make the Rights inapplicable to the Offer and the proposed Merger on the grounds that failure to do so would constitute a breach of fiduciary duty to the Company's shareholders. The Company intends to file appropriate responses to these allegations.

         On August 10, 1997, the Company's Board of Directors met and authorized management and Salomon Brothers to contact the Offeror for the purposes of clarifying certain terms and conditions of the Offer.

         On the morning of August 11, 1997, Salomon Brothers contacted representatives of the Offering Group by telephone to arrange a meeting as soon as possible. During this conversation, the Offering Group representatives indicated that they would be unavailable to meet with representatives of the Company until August 13, 1997. In anticipation of this meeting, Salomon Brothers also transmitted a form of confidentiality agreement.

         On August 11, 1997, the Company exercised its right under the DDC Merger Agreement to request that the Offeror extend the DDC Offer for an additional 10 business days. As a result, DDC extended the DDC Offer until midnight, Eastern Daylight Savings Time, on August 25, 1997.

         On the evening of August 11, 1997, the Offeror sent a letter to the Company's Board of Directors, indicating that, at this point, it did not believe a confidentiality agreement was necessary and it did not intend to sign a confidentiality agreement.

         On August 13, 1997, Salomon Brothers met, on behalf of the Company, with representatives of the Offeror. During this meeting Salomon Brothers indicated that, based on information available to the Company, it appeared that the Offeror would need funding in addition to that available from the sources specified in the Offer. In addition, Salomon Brothers noted that the Company was concerned about the possibility that a number of the conditions to the Offer may not be satisfied.

         On August 14, 1997, the Offeror and the Company executed a confidentiality agreement. In addition, on August 14, 1997, the Offeror filed Amendment No. 1 to the Greenmarine Schedule 14D-1, which, among other things, filed a Credit Agreement dated August 13, 1997 (the "Credit Agreement"), among the Offeror and American Annuity Group, Inc. and Great American Insurance Company.

         On August 15, 1997, representatives of the Offeror and Salomon Brothers conferred by telephone. During this conference, the Offeror requested certain documents and information relating to the Company's employee benefit plans and severance agreements, and Salomon Brothers continued to seek additional information or assurances regarding possible funding deficiences in the Offer.

         On August 16, 1997, the Company delivered to the Offeror the documents and information requested on August 15, 1997.

         On August 18, 1997, Harry W. Bowman, the Company's Chairman of the Board, President and Chief Executive Officer, sent a letter to Alfred D. Kingsley, the Offeror's Chief Executive Officer and President, confirming some of the issues and matters raised by Salomon Brothers with Mr. Kingsley during the telephone conference held on August 15, 1997. The letter addressed some of the Company's concerns with regard to the adequacy of the funding and conditional aspects of the Credit Agreement supporting the Offer. Mr. Bowman then emphasized that the Company's Board of Directors was committed to its responsibility to respond to the Offer, but that in order to do so, the Company needed to receive further information regarding the Offer to clarify the issues and alleviate the uncertainties associated with the Offer in its present form.

         In addition, on August 18, 1997, Mr. Bowman sent a separate letter to the Offeror encouraging the Offeror to visit the Company's "data room" and take the opportunity to discuss any relevant matters with members of the Company's management.

        On August 19 and 20, 1997, the Offeror's legal counsel delivered letters to the Company, requesting certain additional documents and analyses relating to employee benefit plans and severance agreement matters. Responses to these requests were delivered by the Company later that day and on August 20 and 21, 1997.

         On the afternoon of August 20, 1997, the Offeror sent a letter to Mr. Bowman referencing certain of the matters raised by Mr. Bowman's August 18th letter and enclosing a draft of a merger agreement and plan of merger which the Offeror and Parent proposed be entered into by the Parent, the Offeror and the Company. The Company has not yet had an opportunity to review or analyze this proposed merger agreement.

         At a meeting held on August 20, 1997, the Company's Board of Directors directed the Company's management to continue to seek to obtain information from the Offering Group with regard to the outstanding issues relating to the Offer. The Company's Board of Directors also directed the Company's management to conduct a review and analysis of the Offeror's proposed merger agreement and seek to discuss any issues which may arise out of such review and analysis with appropriate members of the Offering Group.

         SHAREHOLDER SUITS. On August 8, 1997, plaintiffs Anita Kleinman and William Steiner, filed suit against the individual members of the Company's Board of Directors and the Company seeking injunctive and declaratory relief and monetary damages with respect to the directors' and the Company's alleged breach of fiduciary duty to the Company's shareholders in connection with the proposed sale of the Company. The Company intends to file appropriate responses to these allegations.

         On August 14, 1997, plaintiff Harry P. Schoenberg, filed a class action against the individual members of the Company's Board of Directors and the Company seeking injunctive and declaratory relief and monetary damages with respect to the directors' and the Company's alleged breach of fiduciary duty to the Company's shareholders for failing to act in a manner consistent with maximizing shareholder value. The Company intends to file appropriate responses to these allegations.

         RECOMMENDATION OF BOARD. The Company's Board of Directors remains committed to maximizing shareholder value. Although the price being offered pursuant to the Offer is greater than the price being offered in the DDC Offer, there are uncertainties and contingencies associated with the Offer that are beyond the Company's control and could result in the termination of the Offer. For example, the consummation of the Offer is conditioned upon the following:

         (1) there being validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on Monday, September 8, 1997, unless extended by the Offeror (the "Expiration Date"), that number of Shares that, when added to the 2,000,000 Shares beneficially owned by the Offeror and the Parent, would represent 90% of all outstanding Shares on the date of purchase and, as a result thereof, the Offeror being satisfied, in its sole discretion, that on the date of purchase it will be able to consummate the merger of the Company with and into the Offeror (the "Merger") as a "short-form merger" pursuant to the provisions of Section 253 of the DGCL immediately after consummation of the Offer;

         (2) the Offeror receiving the loan proceeds committed to be provided by American Financial Group, Inc. ("AFG") in accordance with the Commitment Letter (the "Commitment Letter") issued by AFG to the Offeror, dated August 7, 1997, and the Credit Agreement;

         (3) the Offeror being satisfied, in its sole discretion, that, upon consummation of the Offer and the Merger, the Company will not be in default under any instrument evidencing the Company's then outstanding indebtedness, or, if in default, the Offeror and the Parent having obtained, prior to the expiration date of the Offer, on terms reasonably acceptable to the Parent, sufficient financing to enable the Company to refinance or redeem any such indebtedness upon consummation of the Offer and the Merger;

         (4) the Rights having been redeemed by the Company's Board of Directors, or the Offeror being satisfied, in its sole discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and to the Merger (the "Rights Condition");

         (5) the Offeror being satisfied, in its sole discretion, that the proposed Merger can be consummated without the need for a supermajority vote of the Company's stockholders pursuant to Article Eighteenth of the Company's Restated Certificate of Incorporation; and

         (6) the Offeror being satisfied, in its sole discretion, that the DDC Merger Agreement has been terminated in accordance with its terms.

         As indicated in Item 4 of this Schedule 14D-9, the Company is continuing to obtain additional information regarding the Offer in an effort to better evaluate the likelihood of success of the Offer. In addition, the Company is continuing to seek assurances from the Offering Group that the apparent deficiencies in the Offer's available funding sources can and will be satisfied. Since the Company's Board of Directors believes that the consideration payable pursuant to the DDC Merger Agreement is a fair price for the Company, accordingly the Company's Board of Directors does not believe it would be in the best interests of the Company's shareholders to take a position with respect to the Offer that could result in the termination of the DDC Merger Agreement unless and until the uncertainties and contingencies associated with the Offer have been satisfactorily resolved. The Company has commenced discussions with the Offeror regarding the Offer, and the Offeror has expressed a willingness to cooperate with the Company to resolve the uncertainties and contingencies associated with the Offer. There can be no assurances, however, that all uncertainties and contingencies associated with the Offer will be resolved satisfactorily. Therefore, at this time, the Company's Board of Directors is unable to make a recommendation either in favor of or in opposition to the Offer.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The Company retained the services of Salomon Brothers pursuant to a letter agreement (the "Salomon Letter Agreement") dated March 12, 1997, to render financial advisory and investment banking services to the Company in connection with possible transactions including: (a) sale of the Company or an interest in the Company to another corporation or other business entity; (b) placement of the Company's equity securities with an investor or investors; (c) developing and implementing a common stock buy back program; and (d) restructuring, refinancing or recapitalizing the Company's indebtedness and shareholder equity. In exchange for the services provided, the Company agreed to pay Salomon Brothers $150,000 upon the execution of the Salomon Letter Agreement, plus an additional fee (subject to a credit for the $150,000 paid upon execution) equal to 0.75% of the Aggregate Consideration (as defined in the Salomon Letter Agreement) of any sale of the Company or an interest in the Company, such additional fee to be contingent upon the consummation of a sale of the Company or of an interest therein and payable at the closing thereof. The Salomon Letter Agreement also provided that the Company would pay Salomon Brothers for reasonable expenses whether or not any transaction is proposed or consummated. The Company and Salomon also entered into a separate letter agreement, dated March 12, 1997, whereby the Company agreed to indemnify Salomon Brothers in connection with Salomon Brothers' engagement under the Salomon Letter Agreement.

         Salomon Brothers has provided certain investment banking services to the Company from time to time for which it has received customary compensation. In the ordinary course of its business, Salomon Brothers may trade the equity securities of the Company for its own account and for the accounts of customers and may, therefore, at any time hold a long or short position in such securities.

         On May 2, 1997, the Company's Board of Directors engaged the services of Merrill Lynch, pursuant an engagement letter dated May 2, 1997, to serve as financial advisor to the outside directors in connection with an evaluation and assessment of strategic and financial alternatives available to the Company in order to maximize shareholder value. Merrill Lynch agreed to perform a financial review of the Company and provide an assessment of valuation, analyze the strategic alternatives available to the Company, assist the outside directors in evaluating such strategic and financial alternatives as they become available through the efforts of the Company, monitor the process conducted by the Company to evaluate its strategic and financial alternatives, and provide strategic and financial advice to the outside directors relating to such process.

         In exchange for the services provided, the Company agreed to pay Merrill Lynch $350,000, payable in cash within 90 days of the date of the agreement. The agreement also provided that the Company would pay Merrill Lynch reasonable expenses not to exceed $25,000 without the Company's prior written consent. The Company agreed to indemnify Merrill Lynch in connection with Merrill Lynch's engagement under the agreement dated May 2, 1997. Merrill Lynch subsequently resigned its engagement on July 7, 1997, due to an "indirect conflict of interest."

         Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to the shareholders of the Company on its behalf concerning the Offer or the Merger.


ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

         (a) During the past 60 days, no transaction in Shares has been effected by the Company or, to the Company's knowledge, by any executive officer, director or affiliate of the Company.

         (b) To the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, as of the date hereof, in light of the position of the Company's Board of Directors with respect to the Offer, none of the Company's executive officers and directors intends to tender any Shares over which such executive officer or director has sole dispositive power pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

         (a) The Company has agreed in the DDC Merger Agreement not to engage in certain activities in connection with any proposal to engage in a business combination with, or acquire an interest in or assets of, the Company, except under the circumstances described in the DDC Merger Agreement. As described in
Item 4 of this Schedule 14D-9, the Company discussed certain provisions of the Offer with the Offeror. In addition, on August 20, 1997, the Offeror delivered a proposed draft of a merger agreement relating to the transactions contemplated by the Offer. After the Company has had an opportunity to review this proposed merger agreement, the Company may enter into discussions with the Offeror relating to any issues or uncertainties discovered as a result of this review. However, no discussions relating to this proposed merger agreement have taken place to date.

         Except in accordance with the terms of the DDC Merger Agreement, in connection with the exercise of fiduciary duties after consultation with outside counsel and Salomon Brothers, the Company does not presently intend to undertake any negotiations in response to the Offer that relate to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

         (b) Except as described herein, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the events referred to in Item 7(a) above.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         None.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         The following Exhibits are filed herewith:

                  Exhibit 99.1:             Severance Agreement dated as of March 31, 1997, between Harry W.
                                            Bowman and the Company.

                  Exhibit 99.2:             Form of Severance Agreement between Outboard Marine Corporation and each of George L. Schueppert, Carlisle R. Davis, Richard H. Medland, Clark
                                            J. Vitulli, D. Jeffrey Baddeley, John D. Flaig and Thomas G. Goodman,
                                            providing for a lump-sum payment of 200% of the sum of Base Pay and
                                            Incentive Pay; and between Outboard Marine Corporation and each of Peter
                                            W. Brown, Miles E. Dean, Hans Lamens, Robert S. Romano, Peter L.
                                            Schelle, Gary F. Swartz, Raymond M. Cartade, Edgar M. Frandle, Grainger B.
                                            McFarlane, Russell J. VanRens, Paul R. Rabe, Robert F. Young, George L.
                                            Broughton, Paula S. Rummage and Peter J. VanLancker, provide for a lump-sum payments of 100% of the sum of Base Pay and Incentive Pay.

                  Exhibit 99.3:             The form of Amended and Restated Severance Agreement between Outboard
                                            Marine Corporation and each of Jack L. Feurig, Dennis G. Holmes, Robert J.
                                            Moerchen and J.P. Murphy.

                  Exhibit 99.4:             The OMC Executive Equity Incentive Plan

                  Exhibit 99.5:             The OMC 1994 Long-Term Incentive Plan


---------------

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Dated: August 21, 1997                OUTBOARD MARINE CORPORATION

                                      By: /s/ HARRY W. BOWMAN
                                      -----------------------------------------
                                      Name:    Harry W. Bowman
                                      Title:   Chairman of the Board,
                                               President and Chief
                                               Executive Officer